UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. ___)*

Amarin Corporation plc

(Name of Issuer)

Ordinary Shares, 50 pence par value per share

(Title of Class of Securities)

02311107

(CUSIP Number)

Nathalie Auber Sofinnova Ventures, Inc. 140 Geary Street, 10th Floor San Francisco, CA 94108 (415) 228-3393

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 19, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box (.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02311107

1	NAMES OF REPORTING PERSONS. Sofinnova Venture Partners VII, L.P. (“Sofinnova”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7

SOLE VOTING POWER

3,586,957, except that Sofinnova Management VII, L.L.C. (“SMVII”), the general partner of Sofinnova, may be deemed to have shared voting power, and Michael F. Powell, Ph.D. (“Powell”), James I. Healy, M.D., Ph.D. (“Healy”), and Eric P. Buatois (“Buatois”), the managing members of SMVII, may be deemed to have shared power to vote these shares.

WITH	8	SHARED VOTING POWER See response to row 7 and response to Item 5(b).
9

SOLE DISPOSITIVE POWER

3,586,957, except that SMVII, the general partner of Sofinnova, may be deemed to have shared dispositive power, and Powell, Healy and Buatois, the managing members of SMVII, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,586,957. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (See instructions) PN

CUSIP No. 02311107

1	NAMES OF REPORTING PERSONS. Sofinnova Management VII, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON	8

SHARED VOTING POWER

3,586,957, which are owned directly by Sofinnova. SMVII, the general partner of Sofinnova, may be deemed to have shared voting power, and Powell, Healy and Buatois, the managing members of SMVII, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

WITH	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

3,586,957, which are owned directly by Sofinnova. SMVII, the general partner of Sofinnova, may be deemed to have shared dispositive power, and Powell, Healy and Buatois, the managing members of SMVII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,586,957. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (See instructions) OO

CUSIP No. 02311107

1	NAMES OF REPORTING PERSONS. Michael F. Powell, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON	8

SHARED VOTING POWER

3,586,957, which are owned directly by Sofinnova. SMVII, the general partner of Sofinnova, may be deemed to have shared voting power, and Powell, a managing member of SMVII, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

WITH	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

3,586,957, which are owned directly by Sofinnova. SMVII, the general partner of Sofinnova, may be deemed to have shared dispositive power, and Powell, a managing member of SMVII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,586,957. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (See instructions) IN

CUSIP No. 02311107

1	NAMES OF REPORTING PERSONS. Dr. James I. Healy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON	8

SHARED VOTING POWER

3,586,957, which are owned directly by Sofinnova. SMVII, the general partner of Sofinnova, may be deemed to have shared voting power, and Healy, a managing member of SMVII, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

WITH	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

3,586,957, which are owned directly by Sofinnova. SMVII, the general partner of Sofinnova, may be deemed to have shared dispositive power, and Healy, a managing member of SMVII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,586,957. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (See instructions) IN

CUSIP No. 02311107

1	NAMES OF REPORTING PERSONS. Eric P. Buatois
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON	8

SHARED VOTING POWER

3,586,957, which are owned directly by Sofinnova. SMVII, the general partner of Sofinnova, may be deemed to have shared voting power, and Buatois, a managing member of SMVII, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

WITH	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

3,586,957, which are owned directly by Sofinnova. SMVII, the general partner of Sofinnova, may be deemed to have shared dispositive power, and Buatois, a managing member of SMVII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,586,957. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (See instructions) IN

CUSIP No. 02311107

1	NAMES OF REPORTING PERSONS. Caduceus Private Investments III, LP (“Caduceus”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7

SOLE VOTING POWER

3,230,107, except that OrbiMed Capital GP III LLC (“OrbiMed Capital”), the general partner of Caduceus, may be deemed to have shared voting power, and Samuel D. Isaly (“Isaly”), the managing partner of OrbiMed Capital, may be deemed to have shared power to vote these shares.

PERSON WITH	8	SHARED VOTING POWER See response to row 7 and response to Item 5(b).
9

SOLE DISPOSITIVE POWER

3,230,107, except that OrbiMed Capital, the general partner of Caduceus, may be deemed to have shared dispositive power, and Isaly, the managing partner of OrbiMed Capital, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,230,107. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON (See instructions) PN

CUSIP No. 02311107

1	NAMES OF REPORTING PERSONS. OrbiMed Capital GP III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON	8

SHARED VOTING POWER

3,230,107, which are owned directly by Caduceus. OrbiMed Capital, the general partner of Caduceus, may be deemed to have shared voting power, and Isaly, the managing partner of OrbiMed Capital, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

WITH	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

3,230,107, which are owned directly by Caduceus. OrbiMed Capital, the general partner of Caduceus, may be deemed to have shared dispositive power, and Isaly, the managing partner of OrbiMed Capital, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,230,107. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON (See instructions) OO

CUSIP No. 02311107

1	NAMES OF REPORTING PERSONS. OrbiMed Associates III, LP (“OrbiMed”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7

SOLE VOTING POWER

30,763, except that OrbiMed Advisors LLC (“OrbiMed Advisors”), the general partner of OrbiMed, may be deemed to have shared voting power, and Isaly, the managing partner of OrbiMed Advisors, may be deemed to have shared power to vote these shares.

PERSON WITH	8	SHARED VOTING POWER See response to row 7 and response to Item 5(b).
9

SOLE DISPOSITIVE POWER

30,763, except that OrbiMed Advisors, the general partner of OrbiMed, may be deemed to have shared dispositive power, and Isaly, the managing partner of OrbiMed Advisors, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,763. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See instructions) PN

CUSIP No. 02311107

1	NAMES OF REPORTING PERSONS. OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON	8

SHARED VOTING POWER

30,763, which are owned directly by OrbiMed. OrbiMed Advisors, the general partner of OrbiMed, may be deemed to have shared voting power, and Isaly, the managing partner of OrbiMed Advisors, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

WITH	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

30,763, which are owned directly by OrbiMed. OrbiMed Advisors, the general partner of OrbiMed, may be deemed to have shared dispositive power, and Isaly, the managing partner of OrbiMed Advisors, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,763. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See instructions) OO

CUSIP No. 02311107

1	NAMES OF REPORTING PERSONS. Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8

SHARED VOTING POWER

3,260,870, of which (i) 3,230,107 are owned directly by Caduceus, and OrbiMed Capital, the general partner of Caduceus, may be deemed to have shared voting power, and Isaly, the managing partner of OrbiMed Capital, may be deemed to have shared power to vote such shares, and (ii) 30,763 shares are owned directly by OrbiMed, and OrbiMed Advisors, the general partner of OrbiMed, may be deemed to have shared dispositive power, and Isaly, the managing partner of OrbiMed Advisors, may be deemed to have shared power to dispose of such shares. Also see response to Item 5(b).

	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

3,260,870, of which (i) 3,230,107 are owned directly by Caduceus, and OrbiMed Capital, the general partner of Caduceus, may be deemed to have shared voting power, and Isaly, the managing partner of OrbiMed Capital, may be deemed to have shared power to vote such shares, and (ii) 30,763 shares are owned directly by OrbiMed, and OrbiMed Advisors, the general partner of OrbiMed, may be deemed to have shared dispositive power, and Isaly, the managing partner of OrbiMed Advisors, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,260,870. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON (See instructions) IN

CUSIP No. 02311107

1	NAMES OF REPORTING PERSONS. Panorama Capital, L.P. (“Panorama”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7

SOLE VOTING POWER

1,847,826, except that Panorama Capital Management, LLC (“PCM”), the general partner of Panorama, may be deemed to have shared voting power, and Srinivas Akkaraju, M.D., Ph.D. (“Akkaraju”), Christopher J. Albinson (“Albinson”), Rodney A. Ferguson (“Ferguson”), Shahan D. Soghikian (“Soghikian”), and Damion Wicker (“Wicker”), the managing members of PCM, may be deemed to have shared power to vote these shares.

WITH	8	SHARED VOTING POWER See response to row 7 and response to Item 5(b).
9

SOLE DISPOSITIVE POWER

1,847,826, except that PCM, the general partner of Panorama, may be deemed to have shared dispositive power, and Akkaraju, Albinson, Ferguson, Soghikian, and Wicker, the managing members of PCM, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,847,826. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (See instructions) PN

CUSIP No. 02311107

1	NAMES OF REPORTING PERSONS. Panorama Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8

SHARED VOTING POWER

1,847,826, which are owned directly by Panorama. PCM, the general partner of Panorama, may be deemed to have shared voting power, and Akkaraju, Albinson, Ferguson, Soghikian, and Wicker, the managing members of PCM, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

1,847,826, which are owned directly by Panorama. PCM, the general partner of Panorama, may be deemed to have shared dispositive power, and Akkaraju, Albinson, Ferguson, Soghikian, and Wicker, the managing members of PCM, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,847,826. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (See instructions) OO

CUSIP No. 02311107

1	NAMES OF REPORTING PERSONS. Dr. Srinivas Akkaraju
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON	8

SHARED VOTING POWER

1,847,826, which are owned directly by Panorama. PCM, the general partner of Panorama, may be deemed to have shared voting power, and Akkaraju, a managing member of PCM, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

WITH	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

1,847,826, which are owned directly by Panorama. PCM, the general partner of Panorama, may be deemed to have shared dispositive power, and Akkaraju, a managing member of PCM, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,847,826. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (See instructions) IN

CUSIP No. 02311107

1	NAMES OF REPORTING PERSONS. Christopher J. Albinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON	8

SHARED VOTING POWER

1,847,826, which are owned directly by Panorama. PCM, the general partner of Panorama, may be deemed to have shared voting power, and Albinson, a managing member of PCM, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

WITH	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

1,847,826, which are owned directly by Panorama. PCM, the general partner of Panorama, may be deemed to have shared dispositive power, and Albinson, a managing member of PCM, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,847,826. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (See instructions) IN

CUSIP No. 02311107

1	NAMES OF REPORTING PERSONS. Rodney A. Ferguson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON	8

SHARED VOTING POWER

1,847,826, which are owned directly by Panorama. PCM, the general partner of Panorama, may be deemed to have shared voting power, and Ferguson, a managing member of PCM, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

WITH	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

1,847,826, which are owned directly by Panorama. PCM, the general partner of Panorama, may be deemed to have shared dispositive power, and Ferguson, a managing member of PCM, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,847,826. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (See instructions) IN

CUSIP No. 02311107

1	NAMES OF REPORTING PERSONS. Shahan D. Soghikian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON	8

SHARED VOTING POWER

1,847,826, which are owned directly by Panorama. PCM, the general partner of Panorama, may be deemed to have shared voting power, and Soghikian, a managing member of PCM, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

WITH	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

1,847,826, which are owned directly by Panorama. PCM, the general partner of Panorama, may be deemed to have shared dispositive power, and Soghikian, a managing member of PCM, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,847,826. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (See instructions) IN

CUSIP No. 02311107

1	NAMES OF REPORTING PERSONS. Damion Wicker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON	8

SHARED VOTING POWER

1,847,826, which are owned directly by Panorama. PCM, the general partner of Panorama, may be deemed to have shared voting power, and Wicker, a managing member of PCM, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

WITH	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

1,847,826, which are owned directly by Panorama. PCM, the general partner of Panorama, may be deemed to have shared dispositive power, and Wicker, a managing member of PCM, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,847,826. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (See instructions) IN

CUSIP No. 02311107

1	NAMES OF REPORTING PERSONS. Thomas McNerney & Partners II, L.P. (“TM&P”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7

SOLE VOTING POWER

2,143,913, except that Thomas, McNerney & Partners II, LLC (“TM&P II”), the general partner of TM&P, may be deemed to have shared voting power, and James Thomas (“Thomas”), Pete McNerney (“McNerney”), Alex Zisson (“Zisson”), Pratik Shah (“Shah”), and Eric Aguiar, M.D. (“Aguiar”), the managing members of TM&P II, may be deemed to have shared power to vote these shares.

WITH	8	SHARED VOTING POWER See response to row 7 and response to Item 5(b).
9

SOLE DISPOSITIVE POWER

2,143,913, except that TM&P II, the general partner of TM&P, may be deemed to have shared dispositive power, and Thomas, McNerney, Zisson, Shah, and Aguiar, the managing members of TM&P II, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,143,913. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON (See instructions) PN

CUSIP No. 02311107

1	NAMES OF REPORTING PERSONS. TMP Nominee II, LLC (“TMPN”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 22,391, except that Thomas and McNerney, the managing members of TMPN, may be deemed to have shared power to vote these shares.
OWNED BY EACH	8	SHARED VOTING POWER See response to row 7 and response to Item 5(b).
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 22,391, except that Thomas and McNerney, the managing members of TMPN, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,391. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See instructions) OO

CUSIP No. 02311107

1	NAMES OF REPORTING PERSONS. TMP Associates II, L.P. (“TMPA”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	7

SOLE VOTING POWER

7,609, except that except that TM&P II, the general partner of TMPA, may be deemed to have shared voting power, and Thomas, McNerney, Zisson, Shah, and Aguiar, the managing members of TM&P II, may be deemed to have shared power to vote these shares.

REPORTING PERSON	8	SHARED VOTING POWER See response to row 7 and response to Item 5(b).
WITH	9

SOLE DISPOSITIVE POWER

7,609, except that TM&P II, the general partner of TMPA, may be deemed to have shared dispositive power, and Thomas, McNerney, Zisson, Shah, and Aguiar, the managing members of TM&P II, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,609. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14	TYPE OF REPORTING PERSON (See instructions) PN

CUSIP No. 02311107

1	NAMES OF REPORTING PERSONS. Thomas, McNerney & Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8

SHARED VOTING POWER

2,151,522, of which (i) 2,143,913 are owned directly by TM&P, and TM&P II, the general partner of TM&P, may be deemed to have shared voting power, and Thomas, McNerney, Zisson, Shah, and Aguiar, the managing members of TM&P II, may be deemed to have shared power to vote such shares, and (ii) 7,609 are directly owned by TMPA, and TM&P II, the general partner of TMPA, may be deemed to have shared voting power, and Thomas, McNerney, Zisson, Shah, and Aguiar, the managing members of TM&P II, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

2,151,522, of which (i) 2,143,913 are owned directly by TM&P, and TM&P II, the general partner of TM&P, may be deemed to have shared dispositive power, and Thomas, McNerney, Zisson, Shah, and Aguiar, the managing members of TM&P II, may be deemed to have shared power to dispose of such shares, and (ii) 7,609 are directly owned by TMPA, and TM&P II, the general partner of TMPA, may be deemed to have shared dispositive power, and Thomas, McNerney, Zisson, Shah, and Aguiar, the managing members of TM&P II, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,151,522. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.02%
14	TYPE OF REPORTING PERSON (See instructions) OO

CUSIP No. 02311107

1	NAMES OF REPORTING PERSONS. James Thomas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8

SHARED VOTING POWER

2,173,913, of which (i) 2,143,913 are owned directly by TM&P, and TM&P II, the general partner of TM&P, may be deemed to have shared voting power, and Thomas, a managing member of TM&P II, may be deemed to have shared power to vote such shares, (ii) 22,391 are owned directly by TMPN, and Thomas, a managing member of TMPN, may be deemed to have shared power to vote such shares, and (iii) 7,609 are owned directly by TMPA, and TM&P II, the general partner of TMPA, may be deemed to have shared voting power, and Thomas, a managing member of TM&P II, may be deemed to have shared power to vote such shares. Also see response to Item 5(b).

	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

2,173,913, of which (i) 2,143,913 are owned directly by TM&P, and TM&P II, the general partner of TM&P, may be deemed to have shared dispositive power, and Thomas, a managing member of TM&P II, may be deemed to have shared power to dispose of such shares, (ii) 22,391 are owned directly by TMPN, and Thomas, a managing member of TMPN, may be deemed to have shared power to dispose of such shares, and (iii) 7,609 are owned directly by TMPA, and TM&P II, the general partner of TMPA, may be deemed to have shared dispositive power, and Thomas, a managing member of TM&P II, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,173,913. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.12%
14	TYPE OF REPORTING PERSON (See instructions) IN

CUSIP No. 02311107

1	NAMES OF REPORTING PERSONS. Pete McNerney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8

SHARED VOTING POWER

2,173,913, of which (i) 2,143,913 are owned directly by TM&P, and TM&P II, the general partner of TM&P, may be deemed to have shared voting power, and McNerney, a managing member of TM&P II, may be deemed to have shared power to vote such shares, (ii) 22,391 are owned directly by TMPN, and McNerney, a managing member of TMPN, may be deemed to have shared power to vote such shares, and (iii) 7,609 are owned directly by TMPA, and TM&P II, the general partner of TMPA, may be deemed to have shared voting power, and McNerney, a managing member of TM&P II, may be deemed to have shared power to vote such shares. Also see response to Item 5(b).

	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

2,173,913, of which (i) 2,143,913 are owned directly by TM&P, and TM&P II, the general partner of TM&P, may be deemed to have shared dispositive power, and McNerney, a managing member of TM&P II, may be deemed to have shared power to dispose of such shares, (ii) 22,391 are owned directly by TMPN, and McNerney, a managing member of TMPN, may be deemed to have shared power to dispose of such shares, and (iii) 7,609 are owned directly by TMPA, and TM&P II, the general partner of TMPA, may be deemed to have shared dispositive power, and McNerney, a managing member of TM&P II, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,173,913. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.12%
14	TYPE OF REPORTING PERSON (See instructions) IN

CUSIP No. 02311107

1	NAMES OF REPORTING PERSONS. Alex Zisson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8

SHARED VOTING POWER

2,151,522, of which (i) 2,143,913 are owned directly by TM&P, and TM&P II, the general partner of TM&P, may be deemed to have shared voting power, and Zisson, a managing member of TM&P II, may be deemed to have shared power to vote such shares, and (ii) 7,609 are owned directly by TMPA, and TM&P II, the general partner of TMPA, may be deemed to have shared voting power, and Zisson, a managing member of TM&P II, may be deemed to have shared power to vote such shares. Also see response to Item 5(b).

	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

2,151,522, of which (i) 2,143,913 are owned directly by TM&P, and TM&P II, the general partner of TM&P, may be deemed to have shared dispositive power, and Zisson, a managing member of TM&P II, may be deemed to have shared power to dispose of such shares, and (ii) 7,609 are owned directly by TMPA, and TM&P II, the general partner of TMPA, may be deemed to have shared dispositive power, and Zisson, a managing member of TM&P II, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,151,522. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.02%
14	TYPE OF REPORTING PERSON (See instructions) IN

CUSIP No. 02311107

1	NAMES OF REPORTING PERSONS. Pratik Shah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8

SHARED VOTING POWER

2,151,522, of which (i) 2,143,913 are owned directly by TM&P, and TM&P II, the general partner of TM&P, may be deemed to have shared voting power, and Shah, a managing member of TM&P II, may be deemed to have shared power to vote such shares, and (ii) 7,609 are owned directly by TMPA, and TM&P II, the general partner of TMPA, may be deemed to have shared voting power, and Shah, a managing member of TM&P II, may be deemed to have shared power to vote such shares. Also see response to Item 5(b).

	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

2,151,522, of which (i) 2,143,913 are owned directly by TM&P, and TM&P II, the general partner of TM&P, may be deemed to have shared dispositive power, and Shah, a managing member of TM&P II, may be deemed to have shared power to dispose of such shares, and (ii) 7,609 are owned directly by TMPA, and TM&P II, the general partner of TMPA, may be deemed to have shared dispositive power, and Shah, a managing member of TM&P II, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,151,522. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.02%
14	TYPE OF REPORTING PERSON (See instructions) IN

CUSIP No. 02311107

1	NAMES OF REPORTING PERSONS. Dr. Eric Aguiar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8

SHARED VOTING POWER

2,151,522, of which (i) 2,143,913 are owned directly by TM&P, and TM&P II, the general partner of TM&P, may be deemed to have shared voting power, and Aguiar, a managing member of TM&P II, may be deemed to have shared power to vote such shares, and (ii) 7,609 are owned directly by TMPA, and TM&P II, the general partner of TMPA, may be deemed to have shared voting power, and Aguiar, a managing member of TM&P II, may be deemed to have shared power to vote such shares. Also see response to Item 5(b).

	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

2,151,522, of which (i) 2,143,913 are owned directly by TM&P, and TM&P II, the general partner of TM&P, may be deemed to have shared dispositive power, and Aguiar, a managing member of TM&P II, may be deemed to have shared power to dispose of such shares, and (ii) 7,609 are owned directly by TMPA, and TM&P II, the general partner of TMPA, may be deemed to have shared dispositive power, and Aguiar, a managing member of TM&P II, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,151,522. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.02%
14	TYPE OF REPORTING PERSON (See instructions) IN

CUSIP No. 02311107

1	NAMES OF REPORTING PERSONS. Longitude Venture Partners, L.P. (“Longitude”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

1,086,957, except that Longitude Capital Associates, L.P. (“Longitude Capital Associates”), an affiliate of Longitude, and Longitude Capital Partners, LLC (“Longitude Capital”), the general partner of Longitude and Longitude Capital Associates, may be deemed to have shared voting power, and Patrick Enright (“Enright”) and Juliet Tammenoms Bakker (“Bakker”), the managing members of Longitude Capital, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7 and response to Item 5(b).
9

SOLE DISPOSITIVE POWER

1,086,957, except that Longitude Capital Associates, an affiliate of Longitude, and Longitude Capital, the general partner of Longitude and Longitude Capital Associates, may be deemed to have shared dispositive power, and Enright and Bakker, the managing members of Longitude Capital, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,086,957. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON (See instructions) PN

CUSIP No. 02311107

1	NAMES OF REPORTING PERSONS. Longitude Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8

SHARED VOTING POWER

1,086,957, which are directly owned by Longitude. Longitude Capital Associates, an affiliate of Longitude, and Longitude Capital, the general partner of Longitude and Longitude Capital Associates, may be deemed to have shared voting power, and Enright and Bakker, the managing members of Longitude Capital, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

1,086,957, which are directly owned by Longitude. Longitude Capital Associates, an affiliate of Longitude, and Longitude Capital, the general partner of Longitude and Longitude Capital Associates, may be deemed to have shared dispositive power, and Enright and Bakker, the managing members of Longitude Capital, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,086,957. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON (See instructions) OO

CUSIP No. 02311107

1	NAMES OF REPORTING PERSONS. Patrick Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8

SHARED VOTING POWER

1,086,957, which are directly owned by Longitude. Longitude Capital Associates, an affiliate of Longitude, and Longitude Capital, the general partner of Longitude and Longitude Capital Associates, may be deemed to have shared voting power, and Enright, a managing member of Longitude Capital, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

1,086,957, which are directly owned by Longitude. Longitude Capital Associates, an affiliated fund of Longitude, and Longitude Capital, the general partner of Longitude and Longitude Capital Associates, may be deemed to have shared dispositive power, and Enright, a managing member of Longitude Capital, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,086,957. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON (See instructions) IN

CUSIP No. 02311107

1	NAMES OF REPORTING PERSONS. Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Dutch Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8

SHARED VOTING POWER

1,086,957, which are directly owned by Longitude. Longitude Capital Associates, an affiliate of Longitude, and Longitude Capital, the general partner of Longitude and Longitude Capital Associates, may be deemed to have shared voting power, and Bakker, a managing member of Longitude Capital, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

1,086,957, which are directly owned by Longitude. Longitude Capital Associates, an affiliate of Longitude, and Longitude Capital, the general partner of Longitude and Longitude Capital Associates, may be deemed to have shared dispositive power, and Bakker, a managing member of Longitude Capital, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,086,957. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON (See instructions) IN

CUSIP No. 02311107

1	NAMES OF REPORTING PERSONS. Longitude Capital Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8

SHARED VOTING POWER

1,086,957, which are directly owned by Longitude. Longitude Capital Associates, an affiliate of Longitude, and Longitude Capital, the general partner of Longitude and Longitude Capital Associates, may be deemed to have shared voting power, and Enright and Bakker, the managing members of Longitude Capital, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

1,086,957, which are directly owned by Longitude. Longitude Capital Associates, an affiliate of Longitude, and Longitude Capital, the general partner of Longitude and Longitude Capital Associates, may be deemed to have shared dispositive power, and Enright and Bakker, the managing members of Longitude Capital, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,086,957. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON (See instructions) PN

SCHEDULE 13D

This Schedule 13D relates to the beneficial ownership of ordinary shares, 50 pence par value per share (each, an “Ordinary Share,” and, collectively, the “Ordinary Shares”), of Amarin Corporation plc (the “Issuer”), each ordinary share represented by one American Depositary Share (each, an “ADS,” and, collectively, the “ADSs”). The ADSs are listed on the Nasdaq Capital Market (“Nasdaq”). This Schedule 13D is being filed on behalf of the Reporting Persons (as defined below). Each Reporting Person disclaims beneficial ownership of Ordinary Shares held by each other Reporting Person and we refer you to Item 5 hereof for a more detailed discussion of the holdings of Issuer’s securities by the Reporting Persons.

ITEM 1. Security and Issuer.

This class of securities to which this statement relates is Ordinary Shares, each Ordinary Share represented by one ADS. The ADSs are listed on Nasdaq. The Issuer’s principal offices are located at First Floor, Block 3, The Oval Shelbourne Road, Ballsbridge Dublin 4, Ireland.

ITEM 2. Identity and Background.

(a)	Name:

The names of the reporting persons are as follows (the “Reporting Persons,” and each, a “Reporting Person”):

(i)         Sofinnova Venture Partners VII, L.P. (“Sofinnova”), Sofinnova Management VII, L.L.C. (“SMVII”), Michael F. Powell, Ph.D. (“Powell”), James I. Healy, M.D., Ph.D. (“Healy”), and Eric P. Buatois (“Buatois”); and

(ii)        Caduceus Private Investments III, LP (“Caduceus”), OrbiMed Capital GP III LLC (“OrbiMed Capital”), OrbiMed Associates III, LP (“OrbiMed”), OrbiMed Advisors LLC (“OrbiMed Advisors”), and Samuel D. Isaly (“Isaly”); and

(iii)       Panorama Capital, L.P. (“Panorama”), Panorama Capital Management, LLC (“PCM”), Srinivas Akkaraju, M.D., Ph.D. (“Akkaraju”), Christopher J. Albinson (“Albinson”), Rodney A. Ferguson (“Ferguson”), Shahan D. Soghikian (“Soghikian”), and Damion Wicker (“Wicker”); and

(iv)       Thomas McNerney & Partners II, L.P. (“TM&P”), TMP Nominee II, LLC (“TMPN”), TMP Associates II, L.P. (“TMPA”), Thomas, McNerney & Partners II, LLC (“TM&P II”), James Thomas (“Thomas”), Pete McNerney (“McNerney”), Alex Zisson (“Zisson”), Pratik Shah (“Shah”), and Eric Aguiar, M.D. (“Aguiar”); and

(v)        Longitude Venture Partners, L.P. (“Longitude”), Longitude Capital Partners, LLC (“Longitude Capital”), Patrick Enright (“Enright”), Juliet Tammenoms Bakker (“Bakker”), and Longitude Capital Associates, L.P. (“Longitude Capital Associates”).

Please see rows 7 and 9 of the cover page for each Reporting Person with respect to the sole voting power and sole dispositive power of such Reporting Person.

Please see rows 8 and 10 of the cover page for each Reporting Person with respect to the shared voting power and shared dispositive power of such Reporting Person.

Sofinnova, Caduceus, OrbiMed, Panorama, TM&P, TMPN, TMPA and Longitude are collectively herein referred to as the “Purchaser Reporting Persons.”

(b)	Residence or business address:

(i)         The following is the principal business address and the address of the principal office for each of (A) Sofinnova, (B) SMVII, (C) Powell, (D) Healy, and (E) Buatois:

c/o Sofinnova Ventures, Inc.
140 Geary Street, 10th Floor
San Francisco, CA 94108

(ii)       The following is the principal business address and the address of the principal office for each of (A) Caduceus, (B) OrbiMed Capital, (C) OrbiMed, (D) OrbiMed Advisors and (E) Isaly:

c/o OrbiMed Advisors, LLC
767 Third Avenue, 30th Floor
New York, NY 10017

(iii)      The following is the principal business address and the address of the principal office for each of (A) Panorama, (B) PCM, (C) Akkaraju, (D) Albinson, (E) Ferguson, (F) Soghikian and (G) Wicker:

c/o Panorama Capital Management, LLC
2440 Sand Hill Road, Suite 302
Menlo Park, CA 94025

(iv)      The following is the principal business address and the address of the principal office for each of (A) TM&P, (B) TM&P II, (C) TMPN, (D) TMPA, (E) Thomas, (F) McNerney, (G) Zisson, (H) Shah and (I) Aguiar:

c/o Thomas McNerney & Partners II, LLC
60 S. 6th St. Suite 3620

Minneapolis, MN 55402

(v)       The following is the principal business address and the address of the principal office for each of (A) Longitude, (B) Longitude Capital, (C) Enright, (D) Bakker and (E) Longitude Capital Associates:

c/o Longitude Capital Partners, LLC
3000 Sand Hill Rd.
Building 1, Suite 230
Menlo Park, CA 94025

(c) & (f)

(i)         Sofinnova is a Delaware limited partnership whose primary business is to make venture capital and/or private equity investments. SMVII, the general partner of Sofinnova, is a Delaware limited liability company. Powell, Healy and Buatois are individuals who are the managing members of SMVII and are each U.S. citizens.

(ii)        Each of Caduceus and OrbiMed is a Delaware limited partnership whose primary business is to make venture capital and/or private equity investments. OrbiMed Capital is a Delaware limited liability company that acts as investment adviser or general partner to certain limited partnerships in addition to serving as the general partner of Caduceus. OrbiMed Advisors is a Delaware limited liability company, a registered adviser under the Investment Advisers Act of 1940, as amended, and the general partner of OrbiMed. Isaly is the managing partner of OrbiMed Capital and OrbiMed Advisors and is a U.S. citizen.

(iii)       Panorama is a Delaware limited partnership whose primary business is to make venture capital and/or private equity investments. PCM, the general partner of Panorama, is a Delaware limited liability company. Akkaraju, Albinson, Ferguson, Soghikian and Wicker are individuals who are the managing members of PCM and are each U.S. citizens.

(iv)       Each of TM&P and TMPA is a Delaware limited partnership whose primary business is to make venture capital and/or private equity investments. TMPN is a Delaware limited liability company whose primary business is to make venture capital and/or private equity investments. TM&P II, the general partner of each of TM&P and TMPA, is a Delaware limited liability company. Thomas, McNerney, Zisson, Shah and Aguiar are individuals who are the managing members of TMP&A II and are each U.S. citizens.

(v)        Each of Longitude and Longitude Capital Associates is a Delaware limited partnership whose primary business is to make venture capital and/or private equity investments. Longitude Capital, the general partner of each of Longitude and Longitude Capital Associates, is a Delaware limited liability company. Enright is an individual who is a managing member of Longitude Capital and is a U.S. citizen. Bakker is an individual who is a managing member of Longitude Capital and is a Dutch citizen.

(d)       During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)        During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

Sofinnova used working capital in the aggregate amount of $8,250,001.10 to fund the purchase of its 3,586,957 Ordinary Shares.

Caduceus used working capital in the aggregate amount of $7,429,246.10 to fund the purchase of its 3,320,107 Ordinary Shares.

OrbiMed used working capital in the aggregate amount of $70,754.90 to fund the purchase of its 30,763 Ordinary Shares.

Panorama used working capital in the aggregate amount of $4,249,999.80 to fund the purchase of its 1,847,826 Ordinary Shares.

TM&P used working capital in the aggregate amount of $4,930,999.90 to fund the purchase of its 2,143,913 Ordinary Shares.

TMPN used working capital in the aggregate amount of $51,499.30 to fund the purchase of its 22,391 Ordinary Shares.

TMPA used working capital in the aggregate amount of $17,500.70 to fund the purchase of its 7,609 Ordinary Shares.

Longitude used working capital in the aggregate amount of $2,500,001.10 to fund the purchase of its 1,086,957 Ordinary Shares.

None of the Reporting Persons has acquired or disposed of any additional Ordinary Shares since May 19, 2008.

ITEM 4. Purpose of Transaction.

The Reporting Persons each hold the securities described herein for investment purposes.

Pursuant to a Securities Purchase Agreement (the “SPA”), dated May 13, 2008, by and among the Issuer, the Purchaser Reporting Persons, and one other purchaser party to the SPA, the Issuer sold, as part of a first tranche under the SPA (the “First Tranche”), an aggregate of 12,173,914 Ordinary Shares (each Ordinary Share represented by one ADS) and 8 preference shares (the “Preference Shares”) for an aggregate purchase price of $28,000,002.02. This First Tranche closed on May 19, 2008, and was part of a private placement under the SPA for up to $58,000,000. The Purchaser Reporting Persons and the one other purchaser party to the SPA have the option, exercisable at any time through the completion or waiver of agreed milestones, to purchase Ordinary Shares in an amount up to approximately $28,000,000 in a second tranche (the “Second Tranche”). As part of the First Tranche, the Purchaser Reporting Persons acquired an aggregate of 11,956,523 Ordinary Shares and 8 Preference Shares from the Issuer for an aggregate purchase price of approximately $27,500,002.90 (the “First Tranche Purchase”). The number of Ordinary Shares acquired, and amounts paid, by each Purchaser Reporting Person as part of the First Tranche Purchase are set forth in Item 3 above. If the Second Tranche occurs, the per share purchase price for each Ordinary Share purchased in the Second Tranche will equal the lesser of (a) $2.60 and (b) the product of (i) the average of the volume weighted average prices as published on the HP screen on Bloomberg of the ADSs as reported on Nasdaq (symbol AMRN) for each of the thirty (30) trading days immediately prior to the closing date of the Second Tranche and (ii) 1.13.

Under the terms of the SPA, and subject to certain terms and exceptions, each Purchaser Reporting Person has a right of first refusal to purchase up to its pro rata share of any offering by the Issuer of Ordinary Shares or any other class or series of its capital stock, or any other securities convertible into or exchangeable for Ordinary Shares or any other class or series of capital stock.

Pursuant to the terms of the Preference Shares (attached as Exhibit D to the SPA), (a) the Preference Shares entitle the holders thereof to vote for the election of four (4) or, under certain circumstances, five (5) members of the Issuer’s Board of Directors (the “Board”), and (b) a majority of the directors appointed by the holders of Preference Shares have the right to approve the composition of any committee of the Board, provided that any such committee shall have an equal number of directors appointed by the holders of Preference Shares and directors other than directors appointed by the holders of Preference Shares.

Thus, in accordance with the terms of the SPA and in furtherance of the rights granted to the holders of Preference Shares, in connection with, and effective upon, the closing of the First Tranche, the following four individuals were elected to the Board on behalf of the Purchaser Reporting Persons: Dr. James Healy, Dr. Carl L. Gordon, Dr. Eric Aguiar and Dr. Srinivas Akkaraju.

In connection with the transactions contemplated by the SPA, the Purchaser Reporting Persons entered into a Voting Agreement (attached hereto as Exhibit B) (the “Voting Agreement (Investors)”), pursuant to which each Purchaser Reporting Person agreed to vote all Ordinary Shares and Preference Shares held by such Purchaser Reporting Purchaser in such manner as may be necessary to elect (and maintain in office) as members of the Board one (1) director designated by each of (a) OrbiMed (and its affiliates), (b) Sofinnova (and its affiliates), (c) Panorama (and its affiliates), and (d) TM&P (and its affiliates) (for a total of four (4) directors), for so long as each such party (and its affiliates) continues to hold at least thirty three (33%) of the Ordinary Shares purchased by such party (and its affiliates) in the First Tranche and the Second Tranche (if it occurs) under the SPA.

Under the SPA, the Issuer agreed that, in advance of its next Annual General Meeting, the Board will propose such amendments to the Issuer’s Memorandum and Articles of Association (“Articles”) as are necessary to (a) ensure to the maximum extent permitted by English law that the Preference Shares held by the Purchaser Reporting Persons will entitle them to vote as a separate class without the vote of the holders of Ordinary Shares in all general, extraordinary, annual, or special meetings of the shareholders of the Issuer, and whether or nor adjourned or postponed, for the election of four (4) or five (5) (as the case may be) directors to the Board as they are entitled to elect pursuant to the terms of the Preference Shares, and (b) generally to bring the Articles current with the 2006 amendments to the Companies Act.

In connection with the transactions contemplated by the SPA, the Purchaser Reporting Persons entered into a Voting Agreement (attached hereto as Exhibit C) (the “Voting Agreement (Directors)”) with certain directors of the Issuer (and/or such directors’ affiliates), pursuant to which each such director and/or affiliate agreed to vote all Ordinary Shares and ADSs held by such director and/or affiliate in favor of: (a) amendments to the Articles as are necessary to ensure to the maximum extent permitted by English law that the Preference Shares held by the Purchaser Reporting Persons will entitle them to vote as a separate class without the vote of the holders of Ordinary Shares for the election of four (4) or five (5) (as the case may be) directors to the Board as they are entitled to elect pursuant to the terms of the Preference Shares, (b) the Second Tranche under the SPA, ratifying the execution, delivery and performance of the SPA and the approval and adoption of the terms thereof and each of the other actions contemplated therein, and (c) such amendments to the Articles as are determined by the Board to be necessary generally to bring the Articles current with the 2006 amendments to the Companies Act.

ITEM 5. Interest in Securities of the Issuer.

(a)	Please see rows 7-11 and 13 of the cover page for each Reporting Person.

In addition, pursuant to the SPA, the Purchaser Reporting Persons and the one other purchaser party to the SPA have the option, exercisable at any time through the completion or waiver of agreed milestones, to purchase Ordinary Shares in an amount up to approximately $28,000,000 in the Second Tranche. If the Second Tranche occurs, the per share purchase price for each Ordinary Share purchased in the Second Tranche will equal the lesser of (i) $2.60 and (ii) the product of (A) the average of the volume weighted average prices as published on the HP screen on Bloomberg of the ADSs as reported on Nasdaq (symbol AMRN) for each of the thirty (30) trading days immediately prior to the closing date of the Second Tranche and (B) 1.13.

(b)	Please see rows 7-11 and 13 of the cover page for each Reporting Person.

In addition, please see the descriptions of the Voting Agreement (Investors) and Voting Agreement (Directors) in Item 4 above.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Please see the descriptions of the SPA, the Voting Agreement (Investors) and the Voting Agreement (Directors) in Item 4 above.

ITEM 7. Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit A	Agreement of Joint Filing

Exhibit B	Voting Agreement (Investors)

Exhibit C	Voting Agreement (Directors)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	May 29, 2008	Sofinnova Venture Partners VII, L.P.

a Delaware Limited Partnership

By: Sofinnova Management VII, L.L.C.

a Delaware Limited Liability Company

Its: General Partner

By: _/s/_Natalie Auber______________

Name: Natalie Auber

Title: Attorney-in-Fact

SOFINNOVA MANAGEMENT VII, L.L.C.

a Delaware Limited Liability Company

By: _/s/_Natalie Auber______________

Name: Natalie Auber

Title: Attorney-in-Fact

JAMES I. HEALY, M.D., PH.D.

By: _/s/_Natalie Auber______________

Name: Natalie Auber

Title: Attorney-in-Fact

MICHAEL F. POWELL, PH.D.

By: _/s/_Natalie Auber______________

Name: Natalie Auber

Title: Attorney-in-Fact

ERIC P. BUATOIS

By: _/s/_Natalie Auber______________

Name: Natalie Auber

Title: Attorney-in-Fact

CADUCEUS PRIVATE INVESTMENTS III, LP

a Delaware Limited Partnership

By: OrbiMed Capital GP III LLC

a Delaware Limited Liability Company

Its: General Partner

By: _/s/ Samuel D. Isaly_____________

Name: Samuel D. Isaly

Title: Managing Partner

ORBIMED CAPITAL GP III LLC

a Delaware Limited Liability Company

By: _/s/ Samuel D. Isaly_____________

Name: Samuel D. Isaly

Title: Managing Partner

SAMUEL D. ISALY

By: _/s/ Samuel D. Isaly_____________

Name: Samuel D. Isaly

ORBIMED ASSOCIATES III, LP

a Delaware Limited Partnership

By: OrbiMed Advisors LLC

a Delaware Limited Liability Company

Its: General Partner

By: _/s/ Samuel D. Isaly_____________

Name: Samuel D. Isaly

Title: Managing Partner

ORBIMED ADVISORS LLC

a Delaware Limited Liability Company

By: _/s/ Samuel D. Isaly_____________

Name: Samuel D. Isaly

Title: Managing Partner

PANORAMA CAPITAL, L.P.

a Delaware Limited Partnership

By: Panorama Capital Management, LLC

a Delaware Limited Liability Company

Its: General Partner

By: _/s/_Srinivas Akkaraju _____________

Name: Srinivas Akkaraju

Title: Manager

PANORAMA CAPITAL MANAGEMENT, LLC

a Delaware Limited Liability Company

By: _/s/_Srinivas Akkaraju _____________

Name: Srinivas Akkaraju

Title: Manager

SRINIVAS AKKARAJU, M.D., PH.D.

By: _/s/_Srinivas Akkaraju _____________

Name: Srinivas Akkaraju

Title: Manager

CHRISTOPHER J. ALBINSON

By: _/s/ Christopher J. Albinson _________

Name: Christopher J. Albinson

Title: Manager

RODNEY A. FERGUSON

By: _/s/ Rodney A. Ferguson ___________

Name: Rodney A. Ferguson

Title: Manager

SHAHAN D. SOGHIKIAN

By: _/s/ Shahan D. Soghikian ___________

Name:	Shahan D. Soghikian

Title: Manager

DAMION WICKER

By: _/s/ Damion Wicker _______________

Name: Damion Wicker

Title: Manager

THOMAS, MCNERNEY & PARTNERS II, L.P.

a Delaware Limited Partnership

By: Thomas, McNerney & Partners II, LLC

a Delaware Limited Liability Company

Its: General Partner

By: _/s/ James Thomas______________

Name: James Thomas

Title: Manager

THOMAS, MCNERNEY & PARTNERS II, LLC

a Delaware Limited Liability Company

By: _/s/ James Thomas______________

Name: James Thomas

Title: Manager

JAMES THOMAS

By: _/s/ James Thomas______________

Name: James Thomas

Title: Manager

PETE MCNERNEY

By: _/s/ Pete McNerney_____________

Name: Pete McNerney

Title:	Manager

ALEX ZISSON

By: _/s/ Alex Zisson________________

Name: Alex Zisson

Title: Manager

PRATIK SHAH

By: _/s/ Pratik Shah ________________

Name: Pratik Shah

Title: Manager

ERIC AGUIAR, M.D.

By: _/s/ Eric Aguiar_________________

Name: Eric Aguiar

Title: Manager

TMP NOMINEE II, LLC

a Delaware Limited Liability Company

By: _/s/ James Thomas______________

Name: James Thomas

Title: Manager

By: _/s/ Pete McNerney_____________

Name: Pete McNerney

Title:	Manager

TMP ASSOCIATES II, L.P.

a Delaware Limited Partnership

By: Thomas, McNerney & Partners II, LLC

a Delaware Limited Liability Company

Its: General Partner

By: _/s/ James Thomas______________

Name: James Thomas

Title: Manager

LONGITUDE VENTURE PARTNERS, L.P.

a Delaware Limited Partnership

By: Longitude Capital Partners, LLC

a Delaware Limited Liability Company

Its: General Partner

By: _/s/ Patrick Enright_____________

Name: Patrick Enright

Title: Managing Manager

LONGITUDE CAPITAL PARTNERS, LLC

a Delaware Limited Liability Company

By: _/s/ Patrick Enright_____________

Name: Patrick Enright

Title: Managing Manager

PATRICK ENRIGHT

By: _/s/ Patrick Enright_____________

Name: Patrick Enright

JULIET TAMMENOMS BAKKER

By: _/s/ Juliet Tammenoms Bakker____

Name: Juliet Tammenoms Bakker

LONGITUDE CAPITAL ASSOCIATES, L.P.

a Delaware Limited Partnership

By: Longitude Capital Partners, LLC

a Delaware Limited Liability Company

Its: General Partner

By: _/s/ Patrick Enright_____________

Name: Patrick Enright

Title: Managing Manager

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Ordinary Shares of Amarin Corporation plc shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D. Each of the undersigned agrees to be responsible for the completeness and accuracy of the information concerning itself contained in such Schedule 13D. This Agreement may be executed in any number of counterparts, all of which when taken together shall constitute one and the same instrument.

Date:	May __, 2008	Sofinnova Venture Partners VII, L.P.

a Delaware Limited Partnership

By: Sofinnova Management VII, L.L.C.

a Delaware Limited Liability Company

Its: General Partner

By: _/s/_Natalie Auber______________

Name: Natalie Auber

Title: Attorney-in-Fact

SOFINNOVA MANAGEMENT VII, L.L.C.

a Delaware Limited Liability Company

By: _/s/_Natalie Auber______________

Name: Natalie Auber

Title: Attorney-in-Fact

JAMES I. HEALY, M.D., PH.D.

By: _/s/_Natalie Auber______________

Name: Natalie Auber

Title: Attorney-in-Fact

MICHAEL F. POWELL

By: _/s/_Natalie Auber______________

Name: Natalie Auber

Title: Attorney-in-Fact

ERIC P. BUATOIS

By: _/s/_Natalie Auber______________

Name: Natalie Auber

Title: Attorney-in-Fact

CADUCEUS PRIVATE INVESTMENTS III, LP

a Delaware Limited Partnership

By: OrbiMed Capital GP III LLC

a Delaware Limited Liability Company

Its: General Partner

By: _/s/ Samuel D. Isaly_____________

Name: Samuel D. Isaly

Title: Managing Partner

ORBIMED CAPITAL GP III LLC

a Delaware Limited Liability Company

By: _/s/ Samuel D. Isaly_____________

Name: Samuel D. Isaly

Title: Managing Partner

SAMUEL D. ISALY

By: _/s/ Samuel D. Isaly_____________

Name: Samuel D. Isaly

ORBIMED ASSOCIATES III, LP

a Delaware Limited Partnership

By: OrbiMed Advisors LLC

a Delaware Limited Liability Company

Its: General Partner

By: _/s/ Samuel D. Isaly_____________

Name: Samuel D. Isaly

Title: Managing Partner

ORBIMED ADVISORS LLC

a Delaware Limited Liability Company

By: _/s/ Samuel D. Isaly_____________

Name: Samuel D. Isaly

Title: Managing Partner

PANORAMA CAPITAL, L.P.

a Delaware Limited Partnership

By: Panorama Capital Management, LLC

a Delaware Limited Liability Company

Its: General Partner

By: _/s/_Srinivas Akkaraju _____________

Name: Srinivas Akkaraju

Title: Manager

PANORAMA CAPITAL MANAGEMENT, LLC

a Delaware Limited Liability Company

By: _/s/_Srinivas Akkaraju _____________

Name: Srinivas Akkaraju

Title: Manager

SRINIVAS AKKARAJU, M.D., PH.D.

By: _/s/_Srinivas Akkaraju _____________

Name: Srinivas Akkaraju

Title: Manager

CHRISTOPHER J. ALBINSON

By: _/s/ Christopher J. Albinson _________

Name: Christopher J. Albinson

Title: Manager

RODNEY A. FERGUSON

By: _/s/ Rodney A. Ferguson ___________

Name: Rodney A. Ferguson

Title: Manager

SHAHAN D. SOGHIKIAN

By: _/s/ Shahan D. Soghikian ___________

Name:	Shahan D. Soghikian

Title: Manager

DAMION WICKER

By: _/s/ Damion Wicker _______________

Name: Damion Wicker

Title: Manager

THOMAS, MCNERNEY & PARTNERS II, L.P.

a Delaware Limited Partnership

By: Thomas, McNerney & Partners II, LLC

a Delaware Limited Liability Company

Its: General Partner

By: _/s/ James Thomas______________

Name: James Thomas

Title: Manager

THOMAS, MCNERNEY & PARTNERS II, LLC

a Delaware Limited Liability Company

By: _/s/ James Thomas______________

Name: James Thomas

Title: Manager

JAMES THOMAS

By: _/s/ James Thomas______________

Name: James Thomas

Title: Manager

PETE MCNERNEY

By: _/s/ Pete McNerney_____________

Name: Pete McNerney

Title:	Manager

ALEX ZISSON

By: _/s/ Alex Zisson________________

Name: Alex Zisson

Title: Manager

PRATIK SHAH

By: _/s/ Pratik Shah ________________

Name: Pratik Shah

Title: Manager

ERIC AGUIAR, M.D.

By: _/s/ Eric Aguiar_________________

Name: Eric Aguiar

Title: Manager

TMP NOMINEE II, LLC

a Delaware Limited Liability Company

By: _/s/ James Thomas______________

Name: James Thomas

Title: Manager

By: _/s/ Pete McNerney_____________

Name: Pete McNerney

Title:	Manager

TMP ASSOCIATES II, L.P.

a Delaware Limited Partnership

By: Thomas, McNerney & Partners II, LLC

a Delaware Limited Liability Company

Its: General Partner

By: _/s/ James Thomas______________

Name: James Thomas

Title: Manager

LONGITUDE VENTURE PARTNERS, L.P.

a Delaware Limited Partnership

By: Longitude Capital Partners, LLC

a Delaware Limited Liability Company

Its: General Partner

By: _/s/ Patrick Enright_____________

Name: Patrick Enright

Title: Managing Manager

LONGITUDE CAPITAL PARTNERS, LLC

a Delaware Limited Liability Company

By: _/s/ Patrick Enright_____________

Name: Patrick Enright

Title: Managing Manager

PATRICK ENRIGHT

By: _/s/ Patrick Enright_____________

Name: Patrick Enright

JULIET TAMMENOMS BAKKER

By: _/s/ Juliet Tammenoms Bakker____

Name: Juliet Tammenoms Bakker

LONGITUDE CAPITAL ASSOCIATES, L.P.

a Delaware Limited Partnership

By: Longitude Capital Partners, LLC

a Delaware Limited Liability Company

Its: General Partner

By: _/s/ Patrick Enright_____________

Name: Patrick Enright

Title: Managing Manager

EXHIBIT B

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made as of May 16, 2008 by and among the entities listed on Exhibit A attached hereto (each an “Investor,” and collectively the “Investors”). Each Investor has entered into a Securities Purchase Agreement dated as of May 13, 2008 (as may be amended and in effect from time to time, the “Purchase Agreement”) with Amarin Corporation plc, a company incorporated under the laws of England and Wales (the “Company”) and Fountain Healthcare Partners Fund 1, L.P. Capitalized terms used but not otherwise defined herein shall have the definitions ascribed to them in the Purchase Agreement.

WHEREAS, the Investors are purchasing from the Company the number of the Company’s Preference Shares (the “Preference Shares”) and the number of the Company’s Ordinary Shares (the “Ordinary Shares” and together with the Preference Shares, the “Securities”), each Ordinary Share represented by one American Depositary Share (each an “ADS”), in each case as set forth opposite such Investor’s name on Exhibit A to the Purchase Agreement (the “Financing”);

WHEREAS, pursuant to their terms, the Preference Shares entitle the holder thereof to vote for the election of four (4) or, under certain circumstances, five (5) members of the Company’s Board of Directors (the “Board”); and

WHEREAS, in connection with the Financing, the Investors wish to enter into this Agreement to set forth their understanding and agreement with regard to the voting of the Securities in connection with the election of directors to the Board.

NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained, and other consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

1.         Securities. During the term of this Agreement, each Investor agrees to vote all Securities now or hereafter owned by it, whether beneficially or otherwise, or as to which it has voting power in accordance with the provisions of this Agreement.

2.	Election of Board of Directors

(a)       Voting. During the term of this Agreement and for so long as each Investor has the right to elect directors to the Board (the “Investor Directors”), each Investor agrees to vote all Securities now or hereafter owned by it, and to cause each director serving as its representative on the Board to exercise its voting rights as a director, in such manner as may be necessary to elect (and maintain in office) as members of the Board the following individuals:

(i)        One Investor Director designated by OrbiMed Associates III, LP or one of its affiliates (together with its affiliates, “Orbimed”), for so long as Orbimed continues to hold at least 33% of the Ordinary Shares it purchased in the First Closing and the Second Closing (to the extent consummated in accordance with the Purchase Agreement);

(ii)       One Investor Director designated by Sofinnova Venture Partners VII, L.P. or one of its affiliates (together with its affiliates, “Sofinnova”), for so long as Sofinnova continues to hold at least 33% of the Ordinary Shares it purchased in the First Closing and the Second Closing (to the extent consummated in accordance with the Purchase Agreement);

(iii)      One Investor Director designated by Panorama Capital, L.P. or one of its affiliates (together with its affiliates, “Panorama”), for so long as Panorama continues to hold at least 33% of the Ordinary Shares it purchased in the First Closing and the Second Closing (to the extent consummated in accordance with the Purchase Agreement); and

(iv)      One Investor Director designated by Thomas, McNerney & Partners II, L.P. or one of its affiliates (together with its affiliates, “TMP”), for so long as TMP continues to hold at least 33% of the Ordinary Shares it purchased in the First Closing and the Second Closing (to the extent consummated in accordance with the Purchase Agreement).

(b)       Current Designees. As of the date of the First Closing, the Investor Director designees (each, a “Designee” and collectively, the “Designees”) shall be as follows:

(i)	Carl L. Gordon shall be the Orbimed Designee.
(ii)	James I. Healy shall be the Sofinnova Designee.
(iii)	Srinivas Akkaraju shall be the Panorama Designee.
(iv)	Eric Aguiar shall be the TMP Designee.

(c)       Changes in Designees. From time to time during the term of this Agreement, each Investor who is entitled to select a Designee pursuant to this Agreement may, in its sole discretion:

(i)        notify the Company and the other Investors in writing of its intention to remove from the Board any incumbent Designee it has designated; or

(ii)       notify the Company and the other Investors in writing of its intention to select a new Designee for election to a Board (whether to replace a prior Designee or to fill a vacancy left by its prior Designee).

In the event of such an initiation of a removal or selection of a Designee under this section, the other Investors shall vote their Securities to cause: (a) the removal from the Board of the Designee or Designees so designated for removal; and (b) the election to the Board of any new Designee or Designees so designated.

(d)       Additional Directors. In the event that the Investors may designate or elect any additional director(s) to the Board (an “Additional Director”) either because (i) the Investors become entitled to elect a fifth (5th) director to the Board in accordance with the terms of the Preference Shares or (ii) any Investor with the right to designate a director falls below the Ordinary Share ownership threshold set forth in paragraph (a) above and thus loses its right to designate a director to the Board, then in each such case, Investors holding at least two-thirds (2/3) of the Ordinary Shares then held by all the Investors (the “Supermajority Investors”) shall have the right to designate such Additional Director.

(e)       No Liability for Election of Recommended Director. None of the parties hereto and no officer, director, stockholder, partner, employee or agent of any party makes any representation or warranty as to the fitness or competence of the nominee of any party hereunder to serve on the Board by virtue of such party’s execution of this Agreement, such party’s nomination or designation of an Investor Director hereunder, or such party’s vote for any nominee or designee of any party hereto pursuant to this Agreement.

3.         Proxy. To secure the obligations of the Investors to vote the Securities in accordance with the provisions of this Agreement, each Investor hereby appoints a designee of the Supermajority Investors (the “Proxy Designee”) as its true and lawful proxy and attorney-in-fact, with full power of substitution, to vote all of its Securities in accordance with and to give effect to the provisions of Section 2, but only to the extent provided therein. The Proxy Designee may exercise the irrevocable proxy granted to him or her hereunder, in his or her sole discretion, at any time any Investor fails to comply with the provisions of Section 2. The proxies and powers granted pursuant to this Section 3 are coupled with an interest and are given to secure the performance of each of the obligations of the Investors hereunder. Such proxies and powers shall be irrevocable for the term of this Agreement and shall survive the death, incompetency, disability, bankruptcy or dissolution of any Investor and bind the affiliates of any Investor who acquire Securities after the date hereof and all subsequent holders of the Preference Shares.

4.         Termination. This Agreement shall terminate upon the written consent of the Supermajority Investors.

5.         Additional Securities. In the event that (i) the Second Closing occurs or (ii) subsequent to the date of this Agreement any shares or other securities are issued on, or in exchange for, any of the Securities by reason of any stock dividend, stock split, consolidation of shares, reclassification or consolidation involving the Company, the additional Ordinary Shares, ADSs and other such shares or securities so issued shall be deemed to be Securities for purposes of this Agreement.

6.	Miscellaneous

(a)       Certain Definitions. Securities “held” by a Investor shall mean any Securities directly or indirectly owned (of record or beneficially) by such Investor or as to which such Investor has voting power. “Vote” shall include any exercise of voting rights whether at an annual or special meeting or by written consent or in any other manner permitted by applicable law.

(b)       Successors and Assigns. The provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

(c)       Governing Law. This Agreement shall be governed in all respects by the internal laws of the State of Delaware as applied to agreements entered into among Delaware residents to be performed entirely within New York, without regard to principles of conflicts of law that would produce a contrary result.

(d)       Further Assurances. Each party hereto agrees to execute and deliver, by the proper exercise of its corporate, limited liability company, partnership or other powers, all such other and additional instruments and documents and do all such other acts and things as may be necessary to more fully effectuate this Agreement.

(e)       Entire Agreement. This Agreement and the Purchase Agreement (and the exhibits thereto) constitute the full and entire understanding and agreement among the parties with regard to the subjects hereof.

(f)        Specific Performance. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

(g)       Amendment. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by the written consent of the Supermajority Investors; provided, however, that (i) Section 2(a)(i) shall not be amended or waived without the written consent of Orbimed for so long as it is entitled to designate an Investor Director as therein provided, (ii) Section 2(a)(ii) shall not be amended or waived without the written consent of Sofinnova for so long as it is entitled to designate an Investor Director as therein provided, (iii) Section 2(a)(iii) shall not be amended or waived without the written consent of Panorama for so long as it is entitled to designate an Investor Director as therein provided and (iv) Section 2(a)(iv) shall not be amended or waived without the written consent of TMP for so long as it is entitled to designate an Investor Director as therein provided. Any such amendment, waiver, discharge or termination effected in accordance with this paragraph shall be binding upon each Investor that has entered into this Agreement. Each Investor acknowledges that by the operation of this paragraph (and subject to the limitations set forth herein), the Supermajority Investors will have the right and power to diminish or eliminate all rights of such Investor under this Agreement.

(h)       Attorney’s Fees. In the event that any suit or action is instituted to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

(i)        Severability. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement, and such court will replace such illegal, void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Agreement shall be enforceable in accordance with its terms.

(j)        Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same agreement. Facsimile copies of signed signature pages will be deemed binding originals.

(k)       Aggregation of Stock. All Securities held or acquired by affiliated entities or persons or entities under common management or control shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

(l)        Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character on any party’s part of any breach, default or noncompliance under this Agreement or any waiver on such party’s part of any provisions or conditions of the Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement by law, or otherwise afforded to any party, shall be cumulative and not alternative.

(signature page follows)

The parties have executed this Voting Agreement as of the date first above written.

Caduceus Private Investments III, LP

By: OrbiMed Capital GP III LLC

Its: General Partner

By: ___________________________

Name: Carl L. Gordon

Title:

OrbiMed Associates III, LP

By: OrbiMed Advisors LLC

Its: General Partner

By: ___________________________

Name: Carl L. Gordon

Title:

Sofinnova Venture Partners VII, L.P.

By: Sofinnova Management VII,              L.L.C.

Its: General Partner

By: ___________________________

Name: James I. Healy

Title: Managing General Partner

Panorama Capital, L.P.

By: Panorama Capital Management,       LLC

Its: General Partner

By: ____________________________

Name:

Title:

Thomas, McNerney & Partners II, L.P.

By: Thomas, McNerney & Partners II,   LLC

Its: General Partner

By: ___________________________

Name: Eric Aguiar

Title: Manager

TMP Nominee II, LLC

By: ___________________________

Name: James Thomas

Title: Manager

TMP Associates II, L.P.

By: Thomas, McNerney & Partners II,   LLC

Its: General Partner

By: ___________________________

Name: Eric Aguiar

Title: Manager

Longitude Venture Partners, L.P.

By: Longitude Capital Partners, LLC

Its: General Partner

By: ___________________________

Name:

Title:

EXHIBIT C

VOTING AGREEMENT

VOTING AGREEMENT (this “Agreement”), dated as of May 16, 2008 (the “Effective Date”), by and among the parties listed on Schedule I attached hereto (each, a “Holder” and collectively, the “Holders”), and the parties listed on the Purchasers Signature Page attached hereto (the “Purchasers”). Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Purchase Agreement (as defined below).

WITNESSETH:

WHEREAS, on May 13, 2008, Amarin Corporation plc, a company incorporated under the laws of England and Wales (the “Company”), the Purchasers, and Fountain Healthcare Partners Fund 1, L.P. entered into that certain Securities Purchase Agreement (the “Purchase Agreement”), pursuant to which, among other things, the Company will sell and issue to the Purchasers, and the Purchasers will purchase and receive from the Company, certain preference shares and ordinary shares, par value £0.50 per share of the Company (the “Ordinary Shares”), each Ordinary Share represented by one American Depositary Share (each, an “ADS” and collectively, “ADSs”), all as more fully described and set forth in the Purchase Agreement; and

WHEREAS, as of the date hereof, each Holder is the record owner of, and/or holds sole voting power with respect to, the number of Ordinary Shares and ADSs set forth on such Holder’s signature page attached hereto (such securities may be referred to herein as the “Subject Securities”).

NOW, THEREFORE, to induce the Purchasers to enter into the Purchase Agreement and in further consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby adopt this Agreement and agree as follows:

1.	Agreement to Vote.

(a)        Each Holder hereby severally and not jointly, and solely with respect to the Subject Securities then held of record by such Holder, agrees that at any meeting (whether general, extraordinary, annual or special and whether or not an adjourned or postponed meeting) of the holders of the Ordinary Shares, however called, or in connection with any written consent of the holders of Ordinary Shares, such Holder shall vote (or cause to be voted) all of the Subject Securities then held of record by such Holder in favor of:

(i)          amendments to the Company’s Memorandum and Articles of Association (the “Articles”) as are necessary to ensure to the maximum extent permitted by English law that the Preference Shares held by the Purchasers will entitle them to vote as a separate class without the vote of the holders of the Ordinary Shares for the election of the four (4) or (5) (as the case may be) directors to the Company’s Board of Directors (the “Board”) as they are entitled to elect pursuant to the provisions of the Preference Shares attached as Exhibit D to the Purchase Agreement;

(ii)         the Second Closing, ratifying the execution, delivery and performance of the Purchase Agreement and the approval and adoption of the terms thereof and each of the other actions contemplated therein; and

(iii)        such amendment to the Articles as are determined by the Board to be necessary generally to bring the Articles current with the 2006 amendments to the Companies Act.

(b)         Each Holder hereby severally and not jointly agrees that such Holder will not (i) enter into any agreement or understanding with any person or entity the effect of which would be inconsistent with or violative of this Agreement; and (ii) through any transfer or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Agreement, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all action as may be necessary or appropriate in order to protect the rights of the Purchasers hereunder against impairment. For the avoidance of doubt, nothing herein shall in any way restrict any Holder’s ability to transfer, sell or otherwise dispose of such Holder’s Subject Securities for any reason other than to avoid or seek to avoid the observance or performance of any of the terms of this Agreement.

1.         Representations and Warranties of each Holder. Each Holder hereby represents and warrants to the Purchasers as follows:

(a)        such Holder is the sole true and lawful record owner of the Subject Securities set forth on such Holder’s signature page attached hereto and has all necessary power and authority to enter into this Agreement and to perform such Holder’s obligations hereunder; and

(b)        none of the Subject Securities held of record by such Holder is subject to any voting trust or other agreement or arrangement with respect to the voting of such Subject Securities.

1.         Termination. This Agreement shall terminate on the earliest to occur of: (a) the third (3rd) anniversary of the Effective Date; (b) the passage and adoption or ratification by the Company’s shareholders of each of the matters set forth in Section 1(a) above; or (c) a Special Rights Termination Event or the Purchasers (and/or their Affiliates) ceasing to own in the aggregate at least 33% of the number of Securities purchased by them in the First Closing and the Second Closing.

1.	Miscellaneous.

(a)        Amendments. This Agreement may not be amended or modified except by an instrument in writing signed by a Majority of the Preference Share Purchasers and the party against whom the enforcement of such amendment or modification is sought.

(b)         Notices. All notices, requests, claims, demands and other communications hereunder shall be given in writing and shall be deemed sufficiently given when delivered by hand or by conformed facsimile transmission, on the second business day after a writing is consigned (freight prepaid) to a commercial overnight courier, and on the fifth business day after a writing is deposited in the mail, postage and other charges prepaid, addressed as follows: (i) if to a Holder, at the address set forth on such Holder’s signature page attached hereto, and (ii) if to the Purchasers, at the addresses set forth on their respective signature pages to the Purchase Agreement; or to such other address as any party may have furnished to the any other party, in each case in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

(c)        Governing Law; Remedies; Attorney Fees. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York. The parties hereto acknowledge that monetary damages would be an inadequate remedy for a breach of the provisions of this Agreement and that, in addition to any other remedy available at law, the obligations of each Holder shall be specifically enforceable by a Majority of the Preference Share Purchasers. If the Majority of the Preference Share Purchasers shall institute and prevail in any action, suit or proceeding to enforce any provision in this

Agreement against any Holder(s), the Majority of the Preference Share Purchasers shall, to the extent permitted by New York law, be entitled to recover from such Holder(s) all fees, costs and expenses of enforcing any right of the Majority of the Preference Share Purchasers under or with respect to this Agreement, including, without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

(d)       Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the provisions of this Agreement shall continue in full force and effect and shall in no way be affected, impaired, or invalidated.

(e)        Counterparts; Facsimile. This Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one and the same Agreement. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

(f)        Applicability. Each Holder is executing this Agreement in such Holder’s capacity as a shareholder of the Company, and this Agreement shall not apply to such Holder in such Holder’s capacity as a director of the Company (if applicable).

(g)       Assignment; Binding Effect; Benefits. This Agreement shall not be assignable by a Holder, except with the prior written consent of a Majority of the Preference Share Purchasers. This Agreement shall survive the death or incapacity of a Holder and shall inure to the benefit of and shall be binding upon the parties hereto and their respective heirs, legal representatives, successors and permitted assigns.

[Remainder of page intentionally left blank]

[HOLDER SIGNATURE PAGES TO VOTING AGREEMENT]

IN WITNESS WHEREOF, the undersigned Holders and Purchasers have caused this Voting Agreement to be executed as of the date first written above.

Name of Holder: Thomas Lynch

Signature of Holder:
Email Address of Holder:
Fax Number of Holder:

Address for Notice to Holder: ____________________________________________________

_____________________________________________________________________________

Subject Securities Owned by Holder:

Number of Ordinary Shares Owned by Holder:
Number of ADSs Owned by Holder:

[HOLDER SIGNATURE PAGES TO VOTING AGREEMENT]

IN WITNESS WHEREOF, the undersigned Holders and Purchasers have caused this Voting Agreement to be executed as of the date first written above.

Name of Holder: Amarin Investment Holding Limited

Signature of Authorized Signatory of Holder:
Name of Authorized Signatory of Holder:
Title of Authorized Signatory of Holder:
Email Address of Holder:
Fax Number of Holder:

Address for Notice to Holder: ____________________________________________________

_____________________________________________________________________________

Subject Securities Owned by Holder:

Number of Ordinary Shares Owned by Holder:
Number of ADSs Owned by Holder:

[HOLDER SIGNATURE PAGES TO VOTING AGREEMENT]

IN WITNESS WHEREOF, the undersigned Holders and Purchasers have caused this Voting Agreement to be executed as of the date first written above.

Name of Holder: Dr. Simon Kukes

Signature of Holder:
Email Address of Holder:
Fax Number of Holder:

Address for Notice to Holder: ____________________________________________________

_____________________________________________________________________________

Subject Securities Owned by Holder:

Number of Ordinary Shares Owned by Holder:
Number of ADSs Owned by Holder:

[HOLDER SIGNATURE PAGES TO VOTING AGREEMENT]

IN WITNESS WHEREOF, the undersigned Holders and Purchasers have caused this Voting Agreement to be executed as of the date first written above.

Name of Holder: Sunninghill Limited

Signature of Authorized Signatory of Holder:
Name of Authorized Signatory of Holder:
Title of Authorized Signaturory of Holder:
Email Address of Holder:
Fax Number of Holder:

Address for Notice to Holder: ____________________________________________________

_____________________________________________________________________________

Subject Securities Owned by Holder:

Number of Ordinary Shares Owned by Holder:
Number of ADSs Owned by Holder:

[HOLDER SIGNATURE PAGES TO VOTING AGREEMENT]

IN WITNESS WHEREOF, the undersigned Holders and Purchasers have caused this Voting Agreement to be executed as of the date first written above.

Name of Holder: Dr. Michael Walsh

Signature of Holder:
Email Address of Holder:
Fax Number of Holder:

Address for Notice to Holder: ____________________________________________________

_____________________________________________________________________________

Subject Securities Owned by Holder:

Number of Ordinary Shares Owned by Holder:
Number of ADSs Owned by Holder:

[HOLDER SIGNATURE PAGES TO VOTING AGREEMENT]

IN WITNESS WHEREOF, the undersigned Holders and Purchasers have caused this Voting Agreement to be executed as of the date first written above.

Name of Holder: IIU Nominees Ltd.

Signature of Authorized Signatory of Holder:
Name of Authorized Signatory of Holder:
Title of Authorized Signaturory of Holder:
Email Address of Holder:
Fax Number of Holder:

Address for Notice to Holder: ____________________________________________________

_____________________________________________________________________________

Subject Securities Owned by Holder:

Number of Ordinary Shares Owned by Holder:
Number of ADSs Owned by Holder:

[PURCHASERS SIGNATURE PAGE TO VOTING AGREEMENT]

IN WITNESS WHEREOF, the undersigned Holders and Purchasers have caused this Voting Agreement to be executed as of the date first written above.

Caduceus Private Investments III, LP

By: OrbiMed Capital GP III LLC

Its: General Partner

By: ___________________________

Name: Carl L. Gordon

Title:

OrbiMed Associates III, LP

By: OrbiMed Advisors LLC

Its: General Partner

By: ___________________________

Name: Carl L. Gordon

Title:

Sofinnova Venture Partners VII, L.P.

By: Sofinnova Management VII, L.L.C.

Its: General Partner

By: ___________________________

Name: James I. Healy

Title: Managing General Partner

Panorama Capital, L.P.

By: Panorama Capital Management, LLC

Its: General Partner

By: ____________________________

Name:

Title:

Thomas, McNerney & Partners II, L.P.

By: Thomas, McNerney & Partners II, LLC

Its: General Partner

By: ___________________________

Name: Eric Aguiar

Title: Manager

TMP Nominee II, LLC

By: ___________________________

Name: James Thomas

Title: Manager

TMP Associates II, L.P.

By: Thomas, McNerney & Partners II, LLC

Its: General Partner

By: ___________________________

Name: Eric Aguiar

Title: Manager

Longitude Venture Partners, L.P.

By: Longitude Capital Partners, LLC

Its: General Partner

By: ___________________________

Name:

Title:

Schedule I

Holders

1.	Thomas Lynch
2.	Amarin Investment Holding Limited
3.	Dr. Simon Kukes
4.	Sunninghill Limited
5.	Dr. Michael Walsh
6.	IIU Nominees Ltd.